

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 10, 2024

Anthony Mifsud
Executive Vice President and Chief Financial Officer
COPT Defense Properties
6711 Columbia Gateway Drive, Suite 300
Columbia, Maryland 21046

> **Re: COPT Defense Properties**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-14023**

Dear Anthony Mifsud:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 22, 2024

Notes to consolidated financial statements
8. Debt, net
Unsecured senior notes, page F-30

1. We note you issued $345.0 million Exchangeable Senior Notes at 5.25% due in September 2028 (the "Notes"). Please tell us your accounting policy for the Notes and provide us your analysis that supports your chosen accounting treatment. Your response should highlight the significant terms of the Notes, your consideration of the guidance in ASC 815-15 and 40, and any other citations to authoritative GAAP literature that provide support.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction